Exhibit 99.1

Hi everyone,

My name is Michael Jerch and I am a Specialist here on the Masterworks acquisitions team.

I am pleased to announce our newest offering, a painting by the late German artist, Gunther Forg. In the wake of the painter’s 2018 retrospective, “Gunther Forg: A Fragile Beauty,” prices for the artist’s work have seen significant increase, and between December 2021 and January 2022, a solo exhibition of the Artist’s work was mounted by Hauser & Wirth in Gstaad and Los Angeles.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 175 examples of Forg’s paintings from around the world, many of which are priced in excess of $1 million. Of these examples, this is the sixth we have selected to be offered on the Masterworks platform.

The untitled Offering was completed by Forg in 2007 and belongs to the artist’s “Spot Paintings’’ series, which was his last major body of work. The painting is a large-format example from the series and features expressive marks and swaths of color set against a neutral background.

The “Spot Paintings” are considered to be some of Günther Förg’s most celebrated and commercial works, and as of December 2022, they account for six of the artist’s top ten auction records. Just this past year, examples similar to the Painting in scale and composition have all sold at auction in excess of $800,000. These include: “Untitled” (2007), which is the same size as the Painting and sold for $800,000 at Christie’s, London in March 2022, “Ohne Titel” (2008), which sold for almost $1.2 million at Phillips, London in March 2022, and finally, “Untitled” (2009), which sold for $945,000 at Sotheby’s, New York in September 2022.

Between October 2010 and September 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 29.2%.